________________________________________________
Associates TransCapital Services
A division of Associates Commercial Corporation
________________________________________________
Working capital solutions for the trucking industry in conjunction with Heller Financial, Inc.


June 6, 1996


Mr. Carl B. Anderson, Jr.
Environmental Transportation Services, Inc.
1813 Southeast 25th
Oklahoma City, Oklahoma  73129

RE: Transportation Accounts Financing and Security Agreement dated as of February 6, 1996 (the "Agreement")

Dear Mr. Anderson:

This letter is to confirm our agreement to grant your request for a temporary increase in the Maximum Advance, as that term is defined in Article II Section 2.01 of the Agreement. Subject to the terms and conditions of this letter and our receipt of the following additional documents:

* Continuing Guaranty of Carl B. Anderson, in the form enclosed herewith

* Continuing Guaranty of BMH Materials, Inc., in the form enclosed herewith

*    Continuing Guaranty, Rider A and Promissory Note
     Pledge/Security Agreement by Ametech, Inc.

We will agree to increase the Maximum Advance from $3,000,000.00 to $3,300,000.00 for the period from June 6, 1996 until the "Termination Date" as hereinafter defined. On the Termination Date, the Maximum Advance shall be reduced to $3,000,000.00, and you shall immediately pay Associates without notice or demand, the amount required to reduce the Receivable Loan Balance so that it neither exceeds $3,000,000.00 nor is more than 80% of the Eligible Assets.

The "Termination Date" is the earlier of (i) August 15, 1996 or
(ii) the Closing Date, as defined in the attached real estate contracts, provided, however, that if such contracts shall close on different dates, for purposes of subpart (ii) of this sentence, the Closing Date shall be deemed to be the last of such Closing Dates to occur.

300 East Carpenter Freeway, Irving, Texas 75062
Mailing Address: P. O. Box 650363, Dallas, TX 75265-0363

Agreement Letter
June 6, 1996
Page 2


Furthermore, if as of the Closing Date of either of the two attached real estate contracts, the Receivable Loan Balance shall then exceed $3,000,000.00 or shall exceed 80% of the Eligible Accounts, then you shall pay us an amount equal to the amount of the funds received by the seller under such contract or if less, the amount required to reduce the Receivable Loan Balance so that it neither exceeds $3,000,000.00 nor is more than 80% of the Eligible Accounts.

Finally, except as modified by this letter, the Agreement shall continue in full force and effect. Please sign a copy of this letter in the space provided below and return it to us to evidence your agreement with the above terms.

Very truly yours,
Associates TransCapital Services
a division of Associates Commercial Corporation


By:     /s/ K. Louen
      _______________________
Title: Vice President
     ________________________